UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

July 10, 2019

(Date of Report (Date of earliest event reported))

Blockstack PBC

(Exact name of registrant as specified in its charter)

Delaware	46-3116269
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

101 W. 23rd St. Ste 224

New York, NY 10011

(Address of principal executive offices)

(212) 634-4254

(Registrant’s telephone number, including area code)

Stacks Tokens

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Technology Services Agreement

On July 10, 2019, following the qualification of its offering statement on Form 1-A by the Securities and Exchange Commission (the “Offering Statement”),  Blockstack PBC (“we” or the “Company”) was presented with and entered into a Technology Services Agreement (the “Agreement”), with Prime Trust LLC (“Prime Trust”).  Prime Trust is acting as escrow agent to hold U.S. dollar funds tendered by subscribers in the offering of Stacks Tokens by the Company qualified under the Offering Statement pursuant to an Escrow Agreement, filed as Exhibit 8.1 to the Offering Statement (the “Escrow Agreement”).

The Agreement, which was a condition of Prime Trust entering into the Escrow Agreement, relates to the use by the Company of certain Application Programming Interfaces, or APIs, in connection with the services provided by Prime Trust.  Pursuant to the Agreement, Prime Trust agrees to make available these APIs to the Company, subject to certain terms and conditions, including that the Company will not attempt to reverse engineer or copy any APIs, that its use of the APIs will be subject to Prime Trust’s policies including with respect to privacy, and that information disclosed between the parties will be subject to confidentiality obligations.  The Company also agrees to indemnify Prime Trust for damages arising from, among other things, breaches of the Agreement, Prime Trust’s making available of its APIs under the Agreement, and securities laws violations by the Company.  The Company’s potential liability with respect to the Agreement is uncapped.  No additional fees were paid in connection with the Agreement other than those already paid upon entry into the Escrow Agreement.

The foregoing description of the Agreement is only a summary of its material terms and does not purport to be complete.  A copy of the Agreement is attached hereto as Exhibit 6.1 and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLOCKSTACK PBC

	By:	/s/ Muneeb Ali
	Name:	Muneeb Ali
	Title:	Chief Executive Officer

Date: July 16, 2019

EXHIBITS

Index to Exhibits

Exhibit No.	Description
6.1	Technology Services Agreement by and between Blockstack PBC and Prime Trust LLC, dated as of July 10, 2019